Exhibit 99.2
Appendix 3B
New issue announcement

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,
application for quotation of additional securities
and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

James Hardie Industries N.V.

ARBN

097 829 895

We (the entity) give ASX the following information.

Part 1 — All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Shares/CUFS Options over unissued shares/CUFS

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	170,111 shares/CUFS 4,037,000 options granted on 3 December 2002.

3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	170,111 shares/CUFS issued on exercise of options

4,037,000 new options have been granted under the terms of the 2001 Equity Incentive Plan. Each option confers the right to subscribe for one share/CUFS.

The options may be exercised as follows:

Quantity	exercise date	exercise price

1,009,250	3 December 2003	A$6.66
1,009,250	3 December 2004	A$6.66
2,018,500	3 December 2005	A$6.66

4,037,000 total Options not exercised will lapse on 3 December 2012.

+	See chapter 19 for defined terms.

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New issue announcement

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

• the date from which they do

• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

Shares/CUFS: Yes, rank equally with issued shares/CUFS Options: Not applicable.

5	Issue price or consideration	Allotment of shares/CUFS on exercise of 73,691 options at AUD 3.3031 each and 96,420 options at AUD 3.3431 each. No consideration was paid for grant of 4,037,000 options

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	170,111 shares/CUFS exercise of options.
4,037,000 options granted as awards under the Equity Incentive Plan which is intended to promote the Company’s long term financial interests by encouraging management and other employees to acquire an ownership position in the Company, aligning the interests of participants with those of the Company’s security holders and encouraging and rewarding their performance.

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	170,111 shares/CUFS 4 December 2002

		Number	+Class

8	Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)	457,418,689	Shares/CUFS

		Number	+Class

9	Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)	13,938,407	Options

+ See chapter 19 for defined terms.

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New issue announcement

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Rank for dividends equally with issued shares/CUFS.
Options do not rank for dividend.

Part 2 — Bonus issue or pro rata issue

11	Is security holder approval required?	Not applicable
12	Is the issue renounceable or non-renounceable?	Not applicable
13	Ratio in which the +securities will be offered	Not applicable
14	+Class of +securities to which the offer relates	Not applicable
15	+Record date to determine entitlements	Not applicable
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	Not applicable
17	Policy for deciding entitlements in relation to fractions	Not applicable
18	Names of countries in which the entity has +security holders who will not be sent new issue documents	Not applicable
Note: Security holders must be told how their entitlements are to be dealt with.
Cross reference: rule 7.7.
19	Closing date for receipt of acceptances or renunciations	Not applicable
20	Names of any underwriters	Not applicable
21	Amount of any underwriting fee or commission	Not applicable
22	Names of any brokers to the issue	Not applicable

+ See chapter 19 for defined terms.

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New issue announcement

23	Fee or commission payable to the broker to the issue	Not applicable
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	Not applicable
25	If the issue is contingent on +security holders’ approval, the date of the meeting	Not applicable
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	Not applicable
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	Not applicable
28	Date rights trading will begin (if applicable)	Not applicable
29	Date rights trading will end (if applicable)	Not applicable
30	How do +security holders sell their entitlements in full through a broker?	Not applicable
31	How do +security holders sell part of their entitlements through a broker and accept for the balance?	Not applicable
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	Not applicable
33	+Despatch date	Not applicable

+ See chapter 19 for defined terms.

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Appendix 3B
New issue announcement,

Part 3 — Quotation of securities

You need only complete this section if you are applying for quotation of securities

34	Type of securities (tick one)

(a)	✓	Securities described in Part 1

(b)		All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities Not applicable

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 — 1,000
1,001 — 5,000
5,001 — 10,000
10,001 — 100,000
100,001 and over

37	A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

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New issue announcement,

Entities that have ticked box 34(b)	Not applicable

38	Number of securities for which +quotation is sought
39	Class of +securities for which quotation is sought
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state:
• the date from which they do
• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)

Number	+Class

42	Number and +class of all +securities quoted on ASX (including the securities in clause 38)

(now go to 43)

+ See chapter 19 for defined terms.

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Appendix 3B
New issue announcement,

All entities

Fees

43	Payment method (tick one)

Cheque attached
Electronic payment made Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.
	✓	Periodic payment as agreed with the home branch has been arranged Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1	+Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2	We warrant the following to ASX.

•	The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•	There is no reason why those +securities should not be granted +quotation.

•	An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•	Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•	We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

•	If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

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New issue announcement.

3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4	We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:
	Manager Secretarial Services	Date: 5 December 2002

Print name:	Alan T. Kneeshaw

== == == == ==

+ See chapter 19 for defined terms.

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